Exhibit 3.1

Text of Amended and Restated Sections 101 and 105 of Article I of Bylaws

(Revisions Shown by Underlining)

Section 101:

“Section 101. Place of Meetings. All meetings of the shareholders shall be held at such place or places, within or without the Commonwealth of Pennsylvania, as shall be determined by the Board of Directors from time to time. Notwithstanding the preceding sentence, if a meeting of the shareholders is held by means of the internet or other electronic communications technology in a fashion pursuant to which the shareholders have the opportunity to read or hear the proceedings substantially concurrently with their occurrence, vote on matters submitted to the shareholders, pose questions to the directors, make appropriate motions and comment on the business of the meeting, the meeting need not be held at a particular geographic location.”

Section 105:

“Section 105. Quorum of Shareholders. The presence, in person or by proxy, of shareholders entitled to cast at least a majority of the vote which all shareholders are entitled to cast on a particular matter to be acted upon at the meeting shall constitute a quorum for the purpose of consideration and action on the matter. The presence or participation, including voting and taking other action, at a meeting of shareholders or the expression of consent or dissent to corporate action by a shareholder by conference telephone or other electronic means, including, without limitation, the internet, shall constitute the presence of, or vote or action by, or consent or dissent of the shareholder for purposes of these bylaws. The shareholders present at a duly authorized meeting can continue to do business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum. If a meeting cannot be organized because a quorum has not attended, those present may, except as otherwise provided by law, adjourn the meeting to such time and place as they may determine.”